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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

August 22, 2016

Karen Rossotto, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	NB Crossroads Private Markets Fund IV (TE) – Custody Client LLC
File No. 811-23169

NB Crossroads Private Markets Fund IV (TE) – Client LLC
File No. 811-23170

NB Crossroads Private Markets Fund IV (TI) – Client LLC
File No. 811-23171

NB Crossroads Private Markets Fund IV Holdings LLC
File No. 811-23176

Dear Ms. Rossotto:

We are writing in response to your comments dated August 12, 2016 with respect to the registration statements on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), filed on July 13, 2016 on behalf of NB Crossroads Private Markets Fund IV (TE) – Custody Client LLC, NB Crossroads Private Markets Fund IV (TE) – Client LLC and NB Crossroads Private Markets Fund IV (TI) – Client LLC (collectively, the “Feeder Funds”) and the registration statement on Form N-2 under the 1940 Act, filed on July 22, 2016 on behalf of NB Crossroads Private Markets Fund IV Holdings LLC (the “Master Fund,” and together with the Feeder Funds, the “Funds”), each of which is a closed-end management investment company. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Funds, set forth below are the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.  Undefined capitalized terms used herein have the same meaning as in the Funds’ registration statements.

The Feeder Funds

Comment 1.          Under the heading Increased Regulatory Scrutiny and Reporting, the disclosure states that:

Accelerating the timing of capital calls from investors and the holding of cash or other assets as reserves would not be expected to have an impact on the total return to investors, however, it could result in a decline in expected performance as measured by an internal rate of return [emphasis added].

Please clarify what is meant by the phrase “expected performance.” In Appendix B, in the last paragraph on page B-3, it states that “IRR is a measurement of the average annual return earned on an investment since the investment’s inception.” Please explain why the events described in the disclosure here would not have an impact on total return, but would impact IRR.

Response 1.          The disclosure has been revised to clarify that “expected performance” is the return that will be generated over the life of the Funds.

Internal Rate of Return (“IRR”) is a measure of annual average total return that accounts for the timing and amount of cash flows. Specifically, it measures the return to investors on the present value of all capital called from investors. Proposed Rule 18f-4, if adopted as proposed, would require the Master Fund to segregate certain assets to cover its uncalled capital commitments to underlying funds. In order to comply, the Funds could be required to accelerate the timing of their capital calls in order to have assets available for segregation (in the absence of Rule 18f-4, the Funds would only call capital from their investors at the time it was actually needed to satisfy the Master Funds’ commitments to underlying funds). Accelerating the timing of capital calls would increase the amount of time between the Funds’ capital call and its liquidating distribution to investors and would, therefore, reduce the Funds’ IRR.  Total return, as measured by a multiple of an investors’ capital that is called and invested (“net multiple” or “investment multiple”) represents the amount returned to an investor as a multiple of their cost basis and does not factor the timing of cash flows. Accelerating capital calls is not expected to affect the amount of capital that is ultimately returned to investors (only the time between capital being called and returned) and, therefore, should not impact total return.

Comment 2.          In Appendix B, in the first paragraph on page B-3, the disclosure states that “[p]erformance for the NB Related Fund Accounts represent a time-weighted rate of return based on the beginning and ending market values of each quarter during the relevant period and are adjusted for cash flows [emphasis added].” Please explain to us how and why the returns are “adjusted for cash flows” and why doing so is not misleading. See, Nicholas-Applegate SEC No-Action Letter (pub. avail. Aug. 6, 1996).

Response 2.          The NB Related Fund Accounts consist of privately offered funds and managed accounts that value their securities on a quarterly basis.  In order to calculate a measure of annual average total return over specified periods of time where there is not a daily net asset value that already would capture all cash flows, the cash flows that occurred between the valuation dates need to be factored into the calculation.  This is accomplished by taking the difference between each NB Related Fund Account’s ending market value and beginning market value, subtracting net flows that occurred during the period, and dividing the result by the beginning market value plus the summation of the weighted flows.

Comment 3.          Also on page B-3, please delete the presentation of three year returns in the Total Return table (the table should show returns for one, five and ten years only). Please also delete the reference to the three year returns in the first paragraph on this page. In addition, please disclose that the table presents returns net of all fees, including sales loads.

Response 3.          The disclosure has been revised accordingly.

Comment 4.          The table on page B-4 showing Annualized Net IRR presents the NB Related Fund Accounts internal rates of return in comparison with the S&P 500 and the MSCI World Index. Please include these indices as a comparison in the table representing total return. If inclusion of the indices in the total return table is not appropriate, please explain to us why not.

Response 4.          The S&P 500 and the MSCI World Index have been included as comparisons in the table representing total return.

Comment 5.          On page B-5, in regard to the chart Net Multiple v. Cambridge Fund of Funds Index (as of 12/31/15), please:

a.	Explain what the Cambridge Fund of Funds Index is and why it is an appropriate comparison for the funds presented in the table;

Response 5a.        The Cambridge Fund of Funds Index is an index that is designed to track the performance of funds of private equity funds and it is an appropriate comparison for the funds presented in the table because the funds’ primary investment strategies involve making primary investments in third-party private equity funds.  The disclosure has been revised to include the definition of the Cambridge Fund of Funds Index.

b.	Indicate clearly that the funds represented in the table are components of the NB Related Fund Accounts; and

Response 5b.        The disclosure has been revised accordingly.

c.	Indicate clearly which bars represent the performance of the funds and which represent the Index (please also explain to us why in certain years, such as 2008, the chart shows the Index performing at different rates).

Response 5c.        The bars in blue represent the performance of the funds and the bars in yellow represent the performance of the Index.  We further note that the chart shows the Index performing at the same rate for each respective vintage year.

d.	Additionally, the paragraph preceding the table discloses that the Net Multiple of each fund “represents the amount returned to an investor as a multiple of their cost basis.” Does the Net Multiple represent the amount returned to an investor at the end of the full cycle of the fund (e.g., the US State Pension Fund shows a 2.39 multiple after only three years)? If not, please explain to us what time period is represented in the table and how this may be compared with the Index.

Response 5d.        The Net Multiple of each fund represents the amount returned to an investor as of December 31, 2015.  The Index also represents the performance as of December 31, 2015.

Comment 6.          On page B-6, in the paragraph Indices, the disclosure states that “[i]n comparing the Indices to NB Related Fund Accounts, capital contributions and distributions with respect to the NB Related Fund Accounts are treated as purchases and redemptions from the Indices, which are priced based upon the market value of the Indices on the corresponding dates.” Please explain to us what this means and clarify the disclosure.

Response 6.          The returns for the Indices have not been adjusted to reflect capital contributions and distributions with respect to the NB Related Fund Accounts. Accordingly, that sentence has been deleted.

Master Fund

Comment 7.          On page 3, in Investment Objective, please disclose that defined terms here have the meanings applied to them as described in the Feeder Fund registration statement that is incorporated by reference.

Response 7.          The disclosure has been revised accordingly.

Comment 8.          On page 4, in Item 10.1, Capital Stock, please define the reference to “NB CMP Fund IV SM LP.”

Response 8.          The disclosure has been revised accordingly.

Comment 9.          On pages 10-11, in Item 25, Financial Statements and Exhibits, there is no indication that the Operating Agreement has been filed, or will be filed, as an exhibit. Please confirm that it will be included as an exhibit to a subsequent filing.

Response 9.          We hereby confirm that the Master Fund’s Limited Liability Company Agreement will be filed as an exhibit.

Comment 10.       On page 11, Item 28, Persons Controlled by or Under Common Control, discloses that “[a]fter completion of the private offering of Interests, the [Master Fund] expects that no person will be directly or indirectly under common control with the with the [Master Fund], except that the [Master Fund] may be deemed to be controlled by the Investment Adviser or the Sub-Adviser.” Please explain to us why the Master Fund will not be under common control with the Feeder Funds.

Response 10.        The disclosure has been revised to state that the Master Fund will be deemed to be under common control with the Feeder Funds.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz